                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
     1934
                  For the fiscal year ended December 31, 1999

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from _______ to _________

                         Commission file number 1-2116



         TRIANGLE PACIFIC CORP. NON-UNION HOURLY EMPLOYEES 401(K) PLAN
                           (Full title of the Plan)



                       ARMSTRONG WORLD INDUSTRIES, INC.
              2500 Columbia Avenue Lancaster, Pennsylvania 17604
          (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                                                                      Page No.
                                                                      --------

Item 1.  Independent Auditors' Report                                     4
         ----------------------------

Item 2.  Statements of Net Assets Available for Benefits
         -----------------------------------------------
               December 31, 1999 and 1998                                 5

Item 3.  Statements of Changes in Net Assets Available for Benefits
         ----------------------------------------------------------
          Years ended December 31, 1999 and 1998                          6

Notes to Financial Statements                                          7-12

Schedule of Assets Held for Investment Purposes                          13

Exhibits                                                                 14
--------
Consent of Independent Auditors

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                       TRIANGLE PACIFIC CORP. NON-UNION HOURLY
                       EMPLOYEES 401(K) PLAN

June 26, 2000          By: /s/ Jennifer E. Wisdom
                       ---------------------------
                       Jennifer E. Wisdom Vice President Human Resources

                         Independent Auditors' Report


To the Profit Sharing Committee of the
 Triangle Pacific Corp. Non-Union Hourly
 Employees 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of the Triangle Pacific Corp. Non-Union Hourly Employees 401(k) Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Triangle Pacific Corp. Non-Union Hourly Employees 401(k) Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
Dallas, Texas
June 16, 2000

                            TRIANGLE PACIFIC CORP.
                    NON-UNION HOURLY EMPLOYEES 401(k) PLAN

                Statements of Net Assets Available for Benefits

                          December 31, 1999 and 1998

                                                        1999           1998
                                                      ---------      --------
Assets:
    Investments, at fair value (note 5):
       Armstrong Holdings, Inc. common stock          $   6,359      $     --
       Fidelity Magellan Fund                           204,625       138,809
       Fidelity Equity Income Fund                      189,749       144,292
       Fidelity Intermediate Bond Fund                   91,837        78,573
       Fidelity Overseas Fund                            28,203        19,516
       Fidelity Asset Manager Fund                       66,694        54,025
       Fidelity Retirement Money Market Fund            156,671       119,023
                                                      ---------      --------
                   Total investments                    744,138       554,238
                                                      ---------      --------
    Receivables - participants (note 2)                   2,526         2,298
                                                      ---------      --------
                   Total assets                         746,664       556,536
                                                      ---------      --------
Net assets available for benefits                     $ 746,664      $556,536
                                                      =========      ========

See accompanying notes to financial statements.

                            TRIANGLE PACIFIC CORP.
                    NON-UNION HOURLY EMPLOYEES 401(k) PLAN

          Statements of Changes in Net Assets Available for Benefits

                    Years ended December 31, 1999 and 1998

                                                                         1999                1998
                                                                      -----------         ----------
Additions to net assets attributed to:
    Investment income:
       Interest and dividend income                                   $    52,646         $   32,280
       Net appreciation in fair value of investments (note 5)              15,976             31,932
                                                                      -----------         ----------
                   Net investment income                                   68,622             64,212

    Contributions - participants (note 2)                                 190,603            202,812
                                                                      -----------         ----------
                   Total additions                                        259,225            267,024

Deductions from net assets attributed to benefits paid
    to participants (notes 2 and 3)                                      (69,097)           (59,499)
                                                                      -----------         ----------
                   Net increase                                           190,128            207,525

Net assets available for benefits at beginning of year                    556,536            349,011
                                                                      -----------         ----------
Net assets available for benefits at end of year                      $   746,664         $  556,536
                                                                      ===========         ==========

See accompanying notes to financial statements.

                            TRIANGLE PACIFIC CORP.
                    NON-UNION HOURLY EMPLOYEES 401(k) PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

(1)  General Information

     The Triangle Pacific Corp. Non-Union Hourly Employees 401(k) Plan (the
     Plan) became effective on July 1, 1996.

(2)  Description of the Plan

     The following description of the Plan provides only general information. Participants should refer to the Plan document for more detailed information.

     (a)  General

          The Plan is a defined contribution plan which provides retirement benefits to hourly employees of Triangle Pacific Corp. (the Plan administrator or the Company) who are not members of a collective bargaining agreement who work at least 1,000 hours annually, with new participants required to be at least 21 years of age and employed by the Company at least one year. The Plan is administered by Triangle Pacific Corp. and advised by the profit sharing Committee appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  Contributions

          Participants are permitted to contribute up to 10% of their eligible compensation to the Plan, as defined by the Plan documents. Participants may elect to invest their contributions in any of the available investment funds offered by the Fidelity Management Trust Company, the Trustee. Participants are able to direct all contributions to their account in 10% increments to the investment funds offered by the Trustee. Participants are immediately fully vested in their voluntary contributions plus actual earnings thereon.

     (c)  Participant Accounts

          Each participant's account is credited with the participant's contribution and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     (d)  Investment Options

          Elective and nondeductible contributions may be invested in a guaranteed income fund, fixed income funds, equity funds or a money market fund at the option of the participating employee. The Plan has investment options available to which participants may allocate their contributions as follows:


               . Armstrong Holdings, Inc. Common Stock - Effective April 1, 1999, the Plan was amended to include Armstrong Holdings, Inc. common stock as one of the investment options. Armstrong Holdings, Inc. (formerly Armstrong World Industries, Inc.) is the parent company of Triangle Pacific Corp. (see note 6). Armstrong is publicly traded on the New York Stock Exchange.


                                                                     (Continued)

                            TRIANGLE PACIFIC CORP.
                    NON-UNION HOURLY EMPLOYEES 401(k) PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

          . Fidelity Magellan Fund - The Fidelity Magellan Fund is a diversified portfolio of common stocks of domestic and foreign issuers. The portfolio seeks capital appreciation by investing in growth stocks, value stocks or both.

          . Fidelity Equity Income Fund - The Fidelity Equity Income Fund has a primary objective of seeking reasonable income by investing 65% of total assets in foreign and domestic income producing equity securities, such as stocks, bonds and other debt securities. The fund also seeks capital appreciation when consistent with its primary objective.

          . Fidelity Intermediate Bond Fund - The Fidelity Intermediate Bond Fund has a primary objective of seeking high current income by investing in U.S. dollar-dominated investment grade debt securities with maturities between three to ten years. The Lehman Brothers' Intermediate Government/Corporate Bond Index is used as a guide in structuring the fund and selecting the investments.

          . Fidelity Overseas Fund - The Fidelity Overseas Fund seeks long-term growth of capital by primarily investing in the common stock of foreign issuers.

          . Fidelity Asset Manager Fund - The Fidelity Asset Manager Fund strives for high total return with reduced risk over the long term. The fund pursues this goal with diversified investments of stocks, bonds and short-term and money market instruments, both domestic and international, while maintaining a diversified mix of securities.

          . Fidelity Retirement Money Market Fund - The Fidelity Retirement Money Market Fund seeks to earn a high level of current income while maintaining a stable $1.00 share price by investing in high-quality, short-term securities. These securities may include, but are not limited to, high-quality short-term U.S. dollar denominated money market securities, domestic and foreign issuers.

(e)  Payment of Benefits

     On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum distribution or a rollover into another investment. Any disbursement less than $3,500 is required to become distributed in a lump-sum payment. The timing of the lump-sum payment will be determined by the Plan administrator or disbursed within 30 days upon filing a notice with the Employee Benefits Department.

                                                                     (Continued)

                            TRIANGLE PACIFIC CORP.
                    NON-UNION HOURLY EMPLOYEES 401(k) PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


(3)  Summary of Significant Accounting Policies

     (a)  Basis of Accounting

          The financial statements of the Plan are prepared under the accrual method of accounting.

     (b)  Investment Valuation and Income Recognition

          The Plan's investments are stated at fair value and have been determined based on closing market quotations. Purchases and sales of securities are recorded by the trustee at current cost on the trade date. Realized and unrealized gains (losses) on investments are based on the fair value of the assets at the beginning of the Plan year or at the time of purchase during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     (c)  Administration Expenses

          In accordance with the provisions of the Plan, unless paid by the Company, all costs of administering the Plan are charged to the Plan. During 1999 and 1998, all significant expenses were paid by the Company ($10,000 in 1999 and $10,000 in 1998, respectively).

     (d)  Payment of Benefits

          Benefits are recorded when distributed.

     (e)  Rollover Contributions

          Employee rollovers represent receipts from employees receiving distributions from their previous employers' qualified plan(s).

     (f)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                                                                     (Continued)

                            TRIANGLE PACIFIC CORP.
                    NON-UNION HOURLY EMPLOYEES 401(k) PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

(4)  Units

     Participant accounts are assigned investment fund units/shares. The net asset value per unit/share by fund/account for the 1999 and 1998 calendar quarters ended, are as follows:

                                                     1999 quarters ended                                     Units at
                                 -------------------------------------------------------------------       December 31,
                                  March 31         June 30          September 30        December 31           1999
                                 ---------        --------         -------------       -------------       ------------
     Armstrong Holdings,         $  45.19         $  57.81         $    44.94          $   33.37                 191
       Inc. common stock
     Fidelity Magellan             129.75           129.77             122.02             136.63               1,498
       Fund
     Fidelity Equity                55.92            61.63              56.03              53.48               3,548
       Income Fund
     Fidelity Intermediate          10.16             9.96               9.88               9.76               9,410
       Bond Fund
     Fidelity Overseas              36.99            38.88              41.11              48.01                 587
       Fund
     Fidelity Asset                 17.54            18.08              17.28              18.38               3,629
       Manager Fund
     Fidelity Retirement             1.00             1.00               1.00               1.00             156,671
       Money Market Fund

                                                     1998 quarters ended                                     Units at
                                 -------------------------------------------------------------------       December 31,
                                  March 31         June 30          September 30        December 31           1999
                                 ---------        --------         -------------       -------------       ------------
     Fidelity Magellan           $ 108.81         $ 109.63         $    97.52          $  120.82               1,149
       Fund
     Fidelity Equity                57.51            57.20              49.60              55.55               2,598
       Income Fund
     Fidelity Intermediate          10.17            10.20              10.40              10.27               7,651
       Bond Fund
     Fidelity Overseas              37.09            37.70              31.14              35.98                 542
       Fund
     Fidelity Asset                 19.59            19.54              18.24              17.39               3,107
       Manager Fund
     Fidelity Retirement             1.00             1.00               1.00               1.00             119,023
       Money Market Fund

                                                                     (Continued)

                            TRIANGLE PACIFIC CORP.
                    NON-UNION HOURLY EMPLOYEES 401(k) PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

(5)  Investments

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-
     3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

     The following investments exceed 5% of the Plan's net assets available for Plan benefits at December 31, 1999 and 1998:


                                                             Fair value
                                                      -----------------------
                                                         1999           1998
                                                      ---------     ---------
          Fidelity Magellan Fund                      $ 204,625     $ 138,809
          Fidelity Equity Income Fund                   189,749       144,292
          Fidelity Intermediate Bond Fund                91,837        78,573
          Fidelity Asset Manager Fund                    66,694        54,025
          Fidelity Retirement Money Market Fund         156,671       119,023
          Other - less than 5%                           34,562        19,516
                                                      ---------     ---------
             Total investments                        $ 744,138     $ 554,238
                                                      =========     =========

   During 1999 and 1998, the Plan's investments had net realized and unrealized gains (losses) as follows:

                                                         1999          1998
                                                      ---------     ---------
          Common stock                                $  (3,450)    $      --
          Equity Funds                                   20,183        33,959
          Fixed Income Funds                             (4,170)          596
          Equity/Fixed Income Funds                       3,413        (2,623)
                                                      ---------     ---------
             Net appreciation in fair value
                  of investments                      $  15,976     $  31,932
                                                      =========     =========

                                                                     (Continued)

                            TRIANGLE PACIFIC CORP.
                    NON-UNION HOURLY EMPLOYEES 401(k) PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

     The components of investment income for the years ended December 31, 1999 and 1998 are as follows:

                                                 1999         1998
                                              ---------    --------
          Investment income:
            Interest and dividend income $ 52,646 $ 32,280 Net appreciation in fair value
                of investments                   15,976      31,932
                                              ---------    --------
                                              $  68,622    $ 64,212
                                              =========    ========

6.   Acquisition


     On July 22, 1998, Triangle Pacific Corp. was acquired by Armstrong World Industries, Inc. (a subsidiary of Armstrong Holdings, Inc.). The Board of Directors of Triangle Pacific Corp. intends to continue providing retirement benefits through the Company's defined contribution plans.

(7)  Tax Status of the Plan

     The Company has not yet received a determination letter from the Internal Revenue Service as of December 31, 1999. However, the Plan administrator and the Plan's management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(8)  Plan Termination

     Although it has not expressed intent to do so, the Plan administrator has the right to terminate the Plan at any time, subject to the provisions of ERISA.

(9)  Related Party Transactions

     Certain Plan investments are shares of common stock of Armstrong Holdings, Inc. and shares of mutual funds managed by Fidelity Investments. Triangle Pacific is a wholly-owned subsidiary of Armstrong Holdings, Inc. Fidelity Management Trust Company is the trustee as defined by the Plan. Therefore, transactions involving these entities or funds qualify as party-in-interest transactions.



                                                                     (Continued)

                                                                      Schedule 1


                            TRIANGLE PACIFIC CORP.
                    NON-UNION HOURLY EMPLOYEES 401(k) PLAN

                Schedule of Assets Held for Investment Purposes
                       at end of year December 31, 1999

                                                                               Current
    Identity of issuer                Description of investment                 value
---------------------------   ---------------------------------------        -----------
Armstrong Holdings, Inc.*     Common stock                                   $     6,359

Fidelity Investments*         Fidelity Magellan Fund                             204,625

Fidelity Investments*         Fidelity Equity Income Fund                        189,749

Fidelity Investments*         Fidelity Intermediate Bond Fund                     91,837

Fidelity Investments*         Fidelity Overseas Fund                              28,203

Fidelity Investments*         Fidelity Asset Manager Fund                         66,694

Fidelity Investments*         Fidelity Retirement Money Market Fund              156,671
                                                                             -----------
                                      Total investments                      $   744,138
                                                                             ===========

* Party-in-interest

See accompanying independent auditors' report.